Exhibit 99.1

Mobilicom Secures Follow-On Production Order from Asia-Based Tier-1 Robotics Customer for the Ground Control Station Solution

Marks Continued Geographic Reach Expansion and Growing Traction in the Robotics Sector

Palo Alto, California, Sept. 14, 2026 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom” or the “Company”), a provider of cybersecurity and robust communications solutions for drones and robotics, today announced that it has received a follow-on production order for its Mobile Ground Control Stations from an Asia-based Tier-1 conglomerate and manufacturer of robotics platforms sold to customers in military and industrial markets.

The customer has previously placed orders spanning Mobilicom’s MCU Mesh Networking, SkyHopper Datalink and Mobile Ground Station product families. This latest order is specifically for additional Mobile Ground Control Stations and supports the continued deployment of Mobilicom’s field-proven solutions across the customer’s robotics platforms.

Mobilicom’s Mobile Ground Control Stations provide operators with secure, reliable command and control of unmanned systems in mission-critical environments.

“This additional production order reflects the customer’s continued satisfaction with our technology and the ongoing deployment of our solutions across its robotics platforms,” said Oren Elkayam, CEO and Founder of Mobilicom. “The customer has now placed multiple orders spanning three of our product families, demonstrating the value of our end-to-end offering and how our solutions can become an integral part of Tier-1 customers’ platforms as they progress through production and deployment.”

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses the expected deployment and use of its Mobile Ground Control Stations and other solutions, the significance of the follow-on production order, the customer’s continued deployment of the Company’s technologies across its robotics platforms, and the potential for future orders, production programs or additional business opportunities with the customer. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Chris Donovan
Mobilicom Ltd
ir@mobilicom.com